UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
PureWine Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 26, 2014

Physical address of issuer
129 South Main Street, Suite 205, Grapevine, Texas 76051

Website of issuer
https://drinkpurewine.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
February 1, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
One full-time employee and Five full-time contractors

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$1,123,498	$952,572
Cash & Cash Equivalents	$88,934	$73,463
Accounts Receivable	$225,342	$23,221
Short-term Debt	$413,587	$178,739
Long-term Debt	$1,849,752	$1,205,071
Revenues/Sales	$937,708	$311,586
Cost of Goods Sold	$779,309	$202,293
Taxes Paid	$0	$0
Net Income	-$1,160,038	-$804,943

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 13, 2018

PureWine Inc.



Up to $1,070,000 of Crowd Notes

PureWine Inc. ("PureWine", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by February 1, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $1,000,000 under the Combined Offerings (the "Closing Amount") by February 1, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. Investors who completed the subscription process by January 25, 2019 will be permitted to increase their investment at any time on or before the February 1, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after the January 25, 2019. If the Company reaches its Closing Amount prior to February 1, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place

undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://drinkpurewine.com/invest.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/purewine

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

PureWine Inc. is a Delaware C-Corporation, formed on September 26, 2014.

The Company is located at 129 South Main Street, Suite 205, Grapevine, Texas 76051.

The Company's website is https://drinkpurewine.com/.

The Company previously operated as a Texas LLC under the name PureWine LLC. PureWine LLC was formed on August 22, 2013 and reincorporated in Delaware as a C-Corporation on September 26, 2014.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/purewine and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	February 1, 2019
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 10 and 18.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. Management has identified the following conditions and events that create an uncertainty about the ability of the Company to continue as a going concern. The Company has generated revenue for 2016 & 2017. However, net losses were incurred for both years. The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The company plans to raise $1.5M. A portion of the additional funds will be used to create an adequate reserve in the event of a shortfall in revenue. Additionally, expenses will be carefully monitored and if revenue gaps begin to occur, discretionary marketing & sales expenses will be curtailed. If revenue shortfalls persist, personnel expenses will then be curtailed through headcount reductions. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through October 22, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its future competitors may include major companies worldwide. The wine accessories market is an emerging industry where new competitors are expected to enter the market. Some of the Company's competitors may have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors could also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project aggressive growth post-raise. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened.

Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Manufacturing or design defects, unanticipated use of their products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to their products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for their products. Personal injuries relating to the use of their products could also result in product liability claims being brought against them. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing their services could lead to injury or other adverse events.

The Company's success is dependent on a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than expected, its growth may slow or stall, and its operating results would be harmed. The market for the product is still evolving, and the Company depends on continued growth of this market.

Our advertising and marketing materials and disclosures have been and continue to be subject to regulatory scrutiny. Potential consumer protection or product liability lawsuits against us could cause us to incur substantial liabilities and limit commercialization of any products that we may develop.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the space. Additionally, the product may be in a market where customers will not have brand loyalty.

Cyclical and seasonal fluctuations in the economy may have an effect on their business. Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect the business. These seasonal trends may cause fluctuations in quarterly results, including fluctuations in revenues.

The Company has a high valuation cap based on its time in the market to date. Since the Company is relatively new to the untested marketplace, Investors may not be adequately compensated for the risk they are taking on when investing in the Company.

The Company has conducted the following transactions with related persons. Please see page 20 for details.

The Company has outstanding debt, which includes a lien on all assets and all IP. Please see page 14 for details.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding

Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus unpaid accrued interest or the number of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $17,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $17,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount below the $17,000,000 valuation cap, so you should not view the $17,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note through this Offering, you agree to be bound by the dispute resolution provisions found in Section 8 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 52.66% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
PureWine helps alleviate wine intolerance by filtering some components in wine linked to these common symptoms: headaches, congestion, skin flush, upset stomach.

The Mission & Vision
Wine sensitivities are a big problem hiding in plain sight. We estimate that 36 million U.S. adults 21+ (43% of the wine drinking population*) suffer moderate to frequent side effects from drinking wine.

The mission of PureWine is to end the problem of wine intolerance and enable more people to enjoy the unique pleasures and health benefits of wine.

The Problem
The most common side effects from drinking wine — including headaches, congestion, skin flush, upset stomach, and hangovers -- are a function of an individual's genetics, age, and lifestyle.
The cause of some immediate side effects may not be the alcohol -- it could be the histamines and the sulfites that are in all red, white, rosé, and sparkling wines.

The Solution
PureWine products work by removing the four kinds of histamines and the two kinds of sulfites which trigger some of the common side effects from drinking wine. Importantly, PureWine products work without significantly changing the taste, aromas, or color of wine**.

The 43% is an estimation based on a survey PureWine conducted through a third-party, targeting wine-drinking American women between the ages of 30-60 with income over $75,000.
**Study conducted in 2015 by Florida International University, School of Hospitality and sponsored by PureWine. The Wand was tested in trained and untrained sensory panelists. No significant taste differences were detected between treated and untreated samples of selected Cabernet Sauvignon wines. The paper has not yet been published.*

The Company's Products and/or Services

PureWine currently markets two products, one for the glass and one for the bottle:
- The Wand™ filters a single glass of wine. The Wand™ is available in 5-, 10-, 30-, and 90-unit packages. The average retail cost of an individual Wand that filters a 6 oz. glass of wine is $2.00.
- The Wave™ filters and aerates an entire bottle of wine as you pour. The Wave™ is available in 1- and 3-unit packages. The retail cost of a single Wave™, that filters a 750ml bottle of wine is $9.99.

Competition
The markets in which our products are sold are competitive. Our products compete against products from various small and large companies, including more well-known global competitors. In some of the markets and industry segments in which we sell our products, we compete against other branded products. Private-label brands might also emerge in the future. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
There are two major customer profiles for PureWine: 1) Women 45+ who purchase wine 2x or more/month and who suffer from wine intolerance; 2) Millennials who seek lifestyle benefits, e.g., reduction in side effects that inhibit social activity.

Intellectual Property
The Company is dependent on the following intellectual property:

Application/ PUB/ Patent #	Type	Title	File Date	Country/Org anization	Issue Date	Status
9670442	Utility	Treatment of beverages to reduce the effects of noxious constituents	06/16/2016	U.S.	06/06/2017	Issued
15/588,467	Utility	Treatment of beverages to reduce the effects of noxious constituents	05/05/2017	U.S.	N/A	Pending
62/640,571	Utility	Provisional Application	03/06/2018	U.S.	N/A	Pending
USD753952S1	Design	Beverage treatment device	11/01/2014	U.S.	04/19/2016	Issued
USD753953S1	Design	Beverage treatment	09/10/2015	U.S.	04/19/2016	Issued

		wand				
29/639,965	Design	Design patent for The Wave Disposable	03/09/2018	U.S.	N/A	Pending
EP3027049	Utility	European application for U.S. patent 9670442	06/08/2016	EU	N/A	Pending
3021096	Design	European design patent for commercial The Wand	03/09/2016	EU	03/09/2016	Issued
CN3038841195	Design	Chinese Design patent for The Wand.	03/06/2016	China	10/12/2016	Issued
CN201830502055.1	Design	Chinese Design patent for The Wave	09/03/2018	China	N/A	Pending

Trademarks
None.

Litigation
None.

USE OF PROCEEDS
We will adjust priorities, tasks and roles based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount ($25,000), it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount ($1,000,000), it will use 8.50% of the proceeds, or $85,000, towards offering expenses; and
- If the Company raises the Maximum Amount ($1,070,000), it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
General Expenses, Patents portfolio, Inventory	14%	14%	14%
Next Gen product R&D, automation	20%	20%	20%
Operations to reduce COGS	20%	20%	20%
Sales & Marketing	46%	46%	46%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
David Meadows, PhD	CEO & Board of Directors	Co-founder PureWine. Serial entrepreneur over last 6 years in CPG & ophthalmic medical device industries. Prior to

		founding Purewine, 25-year R&D career in the ophthalmic pharmaceutical and medical device industries.
Tim Munoz	Chief Revenue Officer	Global marketing executive at several leading technology companies and more recently founded an accelerator that created innovative start-ups in Silicon Valley.
Wade Hampton	Board of Directors	Sales and marketing executive and corporate officer with extensive domestic and international experience in the medical device businesses at many functional levels, including engineering, regulatory, quality, service, operations and manufacturing.
Bob Schnitzius	Board of Directors	Over 30 years of experience within pharmaceutical, medical device, healthcare service, and manufacturing segments. Leadership roles in a broad range of business functions including strategic planning, acquisitions, budgeting, financial reporting, and treasury management.
Ralph Searfoss	Board of Directors	30 years of experience developing and implementing Customer Relationship Management and Loyalty Systems for national brands such as Visa, Hilton Hotels, American Express, Citi, and Walgreens. Owner and principal at Iatonna Management.
Paul Benziger	Board of Directors	Managing Director at 1919 Investment Counsel with primary responsibility overseeing portfolio construction for individuals, families, foundations, endowments and institutional clients. He has been involved in the Beringer Family winery in Sonoma CA for over 30 years.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 full-time employee and 5 full-time contractors in Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	1,329,163	Yes	N/A	100%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment sched	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms

					ule			
Loan	P. Herchman	$50,000	12%	N/A	N/A	02/01/2019	Parri Passu Notes: The payment of all or any portion of the outstanding principal and/or accrued interest on this Note shall be parri passu in right of payment and in all other respects to all other notes issued pursuant to the Note Offering as defined in the Promissory Note Agreement.
Loan	W. Hampton	$50,000	12%	N/A	N/A	02/01/2019*	Parri Passu Notes.
Loan	R. Schnitzius	$34,915.33	12%	N/A	N/A	02/01/2019*	Parri Passu Notes
Loan	R. Schnitzius	$100,000	12%	N/A	N/A	02/01/2019*	Parri Passu Notes
Loan	R. Searfoss	$50,000	12%	N/A	N/A	02/01/2019*	Parri Passu Notes
Loan	W. Hampton,	$25,200	10%	N/A	N/A	02/01/2019*	N/A
Loan	R. Schnitzius	$25,200	10%	N/A	N/A	02/01/2019*	N/A
Loan	Kabbage	$56,250	15%	N/A	N/A	04/16/2019	N/A
Loan	Montgomery Capital Partners II, LP	$550,000	15%	N/A	All assets and all intellectual property as defined in Loan Agreement (Security Agreement and Intellectual Property Security Agreement)	07/09/2019	As a part of the Loan Agreement, the creditor received a Warrant for the Purchase of Common Stock. The Holder is entitled, subject to the provisions of this this Warrant, to purchase from the Company 10,000 shares as set forth in the Third Amendment and Restated Certificate of Incorporation of the Company, at a purchase price equal to $1.00 in aggregate, subject to adjustment from time to time. The warrant expires on July 09, 2028.

*Purewine intends to extend the maturity date of the Related Party loans to February 1, 2020. This is pending the Note Holders' approval.

Ownership

A majority of the Company is owned by one individual. This individual is David Meadows.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
David Meadows	700,000 Common Shares	52.66%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

PureWine, Inc. ("the Company") is a corporation organized under the laws of Delaware & Texas. The Company is a manufacturer of beverage filtration devices.

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company generated revenue for 2016 & 2017. However, net losses were incurred for both years.

The Reviewed Financial Report describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The company plans to raise $1.5M. A portion of the additional funds will be used to create an adequate reserve in the event of a shortfall in revenue. Additionally, expenses will be carefully monitored and if revenue gaps begin to occur, discretionary marketing & sales expenses will be curtailed. If revenue shortfalls persist, personnel expenses will then be curtailed through headcount reductions. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through October 22, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Notes Payable
In 2016 and 2017, the Company issued various notes payable in exchange for cash for the purpose of funding continuing operations. The notes payable accrue interest at rates of between 6% and 10% per annum and are payable at a future date to be determined by management.

In June of 2018, the Company borrowed funds ("the Note") from a commercial lender for the purpose of funding product development and marketing efforts. The Note is secured by all otherwise unencumbered assets of the Company and is also personally guaranteed by the Company's founder.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $78,627 in cash on hand as of as of August 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years totalling approximately $2.6 M.

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed Common Equity	06/29/2015	Regulation D	Common Equity	$400,000	Inventory and Operations
Convertible Note Seed Round (Converted into Common Equity as of 03/01/2018)	12/31/2016	Regulation D	Convertible Note	$1,280,000	Inventory and Operations
Common Equity Seed Round	05/14/2018	Regulation D	Common Equity	$930,816	Inventory and Operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $17,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus unpaid accrued interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $17,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 8%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $1,000,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $100,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
None.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company has entered into multiple related party loans ("Related Party") in 2016, 2017 and 2018. The amounts currently issued are equal to $284,915.33, 12% per annum; and $50,400, 10% per annum all with ae maturity date on all the loans of is currently February 1, 2019.

Purewine intends to extend the maturity date of the Related Party loans to February 1, 2020. This is pending the Note Holders' approval.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the

escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company: you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/David Meadows
_____
(Signature)

David Meadows
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Robert Schnitzius
_____
(Signature)

Robert Schnitzius
_____
(Name)

Board Member
_____
(Title)

November 12, 2018
_____
(Date)

/s/ Wade Hampton
_____
(Signature)

Wade Hampton
_____
(Name)

Board Member
_____
(Title)

November 12, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

PUREWINE, INC.

Reviewed Financial Statements For The Years Ended December 31, 2017 and 2016

October 24, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
PureWine Inc.
Grapevine, TX

We have reviewed the accompanying financial statements of PureWine, Inc. (a corporation), which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 24, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

PureWine, Inc. ("the Company") is a corporation organized under the laws of Delaware & Texas. The Company is a manufacturer of beverage filtration devices.

NOTE B- GOING CONCERN

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company generated revenue for 2016 & 2017. However, net losses were incurred for both years.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The company plans to raise $1.5M. A portion of the additional funds will be used to create an adequate reserve in the event of a shortfall in revenue. Additionally, expenses will be carefully monitored and if revenue gaps begin to occur, discretionary marketing & sales expenses will be curtailed. If revenue shortfalls persist, personnel expenses will then be curtailed through headcount reductions. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through October 22, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Inventory

Inventory includes raw materials, work-in-process, & finished goods.

Development Costs

The Company handles development costs in accordance with ASC 730 (Research and Development Arrangements). Under ASC 730, costs associated with development activities are treated as a period expense through the point when management deems that the product has reached technological feasibility. The Company's management believes that "technological feasibility" occurs when the Company has a commercially saleable produce, but not necessarily when the product is available for purchase at retail. Development costs are amortized on a straight-line basis over management's estimate of the product's useful life (currently five years).

Development costs of $500 or less are treated as a period expense.

Rent

The Company occupies office space under a non-cancellable operating lease. The lease expires in November of 2019 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due under the lease amount to $6,975 per month through May 31, 2018, and $7,200 per month thereafter.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating loss carryforwards do not expire under current US law. The Company's federal tax filings for 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2020, and 2021, respectively.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2015, 2016, and 2017 remain subject to review by that State until 2019, 2020, and 2021, respectively.

The Company is subject to franchise and income tax filing requirements in the State of Texas. The Company's tax filings in the State of Texas for 2015, 2016, and 2017 remain subject to review by that State until 2020, 2021, and 2022, respectively.

NOTE D- DEBT

Convertible Notes

In 2016, the company issued a series of convertible notes ("Convertible Notes") payable in exchange for cash for the purpose of funding continuing operations. These Convertible Notes accrue interest rates at the rate of 7% per annum and are payable in 2021. During 2017 and 2016, the Company capitalized approximately $140,078 in interest related to the Convertible Notes. Convertible Notes carry the option to settle any outstanding balance in equity under certain pre-defined circumstances.

On March 1, 2018, the Company issued 176,094 shares of stock in settlement of its convertible debt and accrued interest.

Related Party Loan

The Company entered multiple related party loans ("Related Party") in 2017. The amount issued is equal to $375,400.00, 12% per annum, with a maturity date of February 1, 2019.

Notes Payable

In 2016 and 2017, the Company issued various notes payable in exchange for cash for the purpose of funding continuing operations. The notes payable accrue interest at rates of between 6% and 10% per annum and are payable at a future date to be determined by management.

In June of 2018, the Company borrowed funds ("the Note") from a commercial lender for the purpose of funding product development and marketing efforts. The Note is secured by all otherwise unencumbered assets of the Company and is also personally guaranteed by the Company's founder.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 24, 2018, the date that the financial statements were available to be issued.

PUREWINE, INC
BALANCE SHEET
DECEMBER 31, 2016 & 2017

_____

	2017	**2016**
ASSETS		
CURRENT ASSETS		
Cash	$ 88,934	$ 73,463
Accounts Receivable	225,342	23,221
Inventory	133,127	244,694
Other Current Assets	6,975	12,940
TOTAL CURRENT ASSETS	454,378	354,318
NON-CURRENT ASSETS		
Development Costs	583,920	487,591
Patents	193,061	157,836
Less: Accumulated Amortization	(212,072)	(76,329)
Equipment	112,993	20,000
Less: Accumulated Depreciation	(22,965)	(3,640)
Leasehold Improvements	14,183	12,796
TOTAL NON-CURRENT ASSETS	669,120	598,254
TOTAL ASSETS	1,123,498	952,572

PUREWINE, INC
BALANCE SHEET
DECEMBER 31, 2016 & 2017
_____

	2017	2016
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	412,749	171,100
Sales Tax Payable	838	7,639
TOTAL CURRENT LIABILITIES	413,587	178,739
NON-CURRENT LIABILITIES		
Convertible Notes	1,280,000	1,130,000
Convertible Notes Interest Payable	140,078	50,439
Related Party Loans	375,400	-
Accrued Interest - Loans	22,496	-
Notes Payable	23,996	23,996
Accrued Intertest - Notes	7,782	636
TOTAL NON-CURRENT LIABILITIES	1,849,752	1,205,071
TOTAL LIABILITIES	2,263,339	1,383,810
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized; 1,094,000 issued; $.001 par value)	1,094	1,070
Additional Paid in Capital	866,481	415,071
Retained Earnings (Deficit)	(2,007,416)	(847,378)
TOTAL SHAREHOLDERS' EQUITY	(1,139,841)	(431,237)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,123,498	$ 952,572

PUREWINE, INC
INCOME STATEMENT
FOR THE PERIOD OF DECEMBER 31, 2016 THROUGH DECEMBER 31, 2017
_____

	2017	2016
Operating Income		
Sales	$ 937,708	$ 311,586
Cost of Goods Sold	779,309	202,293
Gross Profit	158,399	109,293
Operating Expense		
Marketing	$ 416,044	$ 459,742
Salary & Wages Payable	371,722	255,091
Amortization	135,743	76,329
Depreciation	19,325	3,640
Rent	67,590	39,997
General & Administrative	36,328	25,561
Commission	58,574	2,051
Insurance Expense	27,369	18,945
Professional & Legal Fees	35,312	(18,374)
Research & Development	12,636	(4,741)
Bank Fees	8,481	1,292
Dues & Subscriptions	4,725	500
Taxes & Fees	1,485	449
	1,195,335	860,482
Net Income from Operations	(1,036,937)	(751,189)
Other Income (Expense)		
Interest Expense	(123,101)	(53,754)
Net Income	$ (1,160,038)	$ (804,943)

PUREWINE, INC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF DECEMBER 31, 2016 THROUGH DECEMBER 31, 2017
_____

Cash Flows From Operating Activities

Net Income (Loss) For The Period	$ (1,160,038)	$ (804,943)
Accounts Receivable	(202,121)	(23,221)
Inventory	(39,568)	39,568
Raw Materials, Net	(66,698)	(26,421)
Work In Process, Net	15,851	(222,158)
Finished Goods, Net	201,983	(33,171)
Other Current Assets	5,965	(7,940)
Accounts Payable, Net	241,648	137,656
Other Accrued Liabilities - Sales Tax	(6,801)	7,639
Promissory Notes, Net	157,546	5,796
Accrued Interest on Promissory Notes	22,496	636
Loans	225,000	-
	(604,736)	(926,559)

Cash Flows From Investing Activities

Change in Patents	(35,224)	(143,674)
Change in Development Costs	(96,329)	(140,084)
Change in Accumulated Amortization	135,743	76,329
Change in Leasehold Improvements	(1,387)	(12,796)
Change in Plant Equipment	(92,181)	(20,000)
Change in Accumulated Depreciation	19,325	3,640
Change in Office Equipment	(812)	-
Net Cash Flows From Investing Activities	(70,864)	(236,586)

Cash Flows From Financing Activities

Change In Convertible Notes	150,000	1,130,000
Change in Convertible Notes Interest Payable	89,638	50,439
Change in Additional Paid in Capital	451,410	415,071
Change in Common Stock	24	270
Change in Stock Purchases	-	(365,000)
Change in Owners Equity	-	25,000
Change in Equity	-	(26,341)
Net Cash Flows From Investing Activities	691,072	1,229,439

Cash at Beginning of Period	73,463	7,168
Net Increase (Decrease) In Cash	15,471	66,293
Cash at End of Period	$ 88,934	$ 73,461

PUREWINE, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF DECEMBER 31, 2016 THROUGH DECEMBER 31, 2017
_____

	2017	2016
Starting Equity	$ (431,237)	$ -
Issuance of Stock	1,094	1,070
Changes in Additional Paid In Capital	866,481	415,071
Retained Earnings	(2,007,416)	(847,378)
Ending Equity	$ (1,139,841)	$ (431,237)

EXHIBIT C
PDF of SI Website

OCTOBER 2018
PureWine™
To Your Health
PureWine helps alleviate wine intolerance
by filtering some components in wine linked to these common symptoms:
Headaches | Congestion | Skin Flush | Upset Stomach





This presentation contains offering materials prepared solely b
without the assistance of SI Securities, and not subject to FINR
addition, this presentation may contain forward-looking sta
information relating to, among other things, the company, its b
strategy, and its industry. These statements reflect managemen
with respect to future events based information currently ava
subject to risks and uncertainties that could cause the company's
differ materially. Investors are cautioned not to place undue re
forward-looking statements as they are meant for illustrative pu
do not represent guarantees of future results, levels of activity,
achievements, all of which cannot be made. Moreover, no pers
person or entity assumes responsibility for the accuracy and c
forward-looking statements, and is under no duty to update any
to conform them to actual results.

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Patented filtration technology that helps alleviate wine headaches and common side effects.

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$1,000	$17,000,000	Crowd Note
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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

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Purewine is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Purewine without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Purchase orders from Bed Bath & Beyond, Total Wine, The Grommet, Von Maur, Goody Goody, World Market, TJX Home Goods, DFE Ireland, HEB, etc.
- $937,708 in Sales in 2017, grew 200% from 2016.
- Five U.S. & International patents, including one on NanoPore™ filtration technology, which reduces histamines and sulfites in wine.
- Founder and CEO David Meadows has a background in Chemical Engineering and 25 years of experience as a pharmaceutical executive (Novartis, Alcon, Allergan). Holds dozens of US & International patents.

Fundraise Highlights

- Total Round Size: US $1,500,000
- Raise Description: Bridge
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $17,000,000
- Target Minimum Raise Amount: US $1,000,000
- Offering Type: Side by Side Offering

PureWine helps alleviate wine intolerance by filtering some components in wine linked to these common symptoms: headaches, congestion, skin flush, upset stomach.

The Mission & Vision

PROFILE MENU

Wine sensitivities are a big problem hiding in plain sight. We estimate that 36 million US adults 21+ (43% of the wine drinking population*) suffer moderate to frequent side effects from drinking wine.

https://www.seedinvest.com/campaign/6051/preview/f8510/ 1/9

The mission of PureWine is to end the problem of wine intolerance and enable more people to enjoy the unique pleasures and health benefits of wine.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Financial Discussion
Market Landscape
Data Room
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FAQs
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The Problem

The most common side effects from drinking wine — including headaches, congestion, skin flush, upset stomach, and hangovers -- are a function of an individual's genetics, age, and lifestyle.

The cause of some immediate side effects may not be the alcohol -- it could be the histamines and the sulfites that are in all red, white, rosé, and sparkling wines.

The Solution

PureWine products work by removing the four kinds of histamines and the two kinds of sulfites which trigger some of the common side effects from drinking wine. Importantly, PureWine products work without significantly changing the taste, aromas, or color of wine**.

**The 43% is an estimation based on a survey PureWine conducted through a third-party, targeting wine-drinking American women between the ages of 30-60 with income over $75,000.*

***Study conducted in 2015 by Florida International University, School of Hospitality and sponsored by PureWine. The Wand was tested in trained and untrained sensory panelists. No significant taste differences were detected between treated and untreated samples of selected Cabernet Sauvignon wines. The paper has not yet been published.*

Product & Service

PureWine currently markets two products, one for the glass and one for the bottle:

- The Wand™ filters a single glass of wine. The Wand™ is available in 5-, 10-, 30-, and 90-unit packages. The average retail cost of an individual Wand that filters a 6 oz. glass of wine is $2.00.
- The Wave™ filters and aerates an entire bottle of wine as you pour. The Wave™ is available in 1- and 3-unit packages. The retail cost of a single Wave™, that filters a 750ml bottle of wine is $9.99.

The scientific breakthrough that led to the founding of PureWine in 2016 was discovering how to selectively filter the four types of biogenic amines (including histamine, putrescine, cadaverine, and tyramine) and the two types of sulfites (free and total sulfites) that cause wine headaches and side effects (both histamines and sulfites are naturally occurring in wine -- and sulfites are also added to prevent oxidation in the bottle.)

The PureWine patent portfolio provides a competitive advantage to the company. PureWine holds five global patents on its core technologies and has another five patents pending.

Importantly, both The Wand™ and The Wave™ filter histamines and sulfites without adding anything to the wine. In blind tests, many people prefer the taste of wine filtered by PureWine. We believe that's because it maintains the natural characteristics inherent in each varietal and blend.

In 2019, PureWine plans to launch its third product, a disposable cartridge filter ($4.00) that fits into a permanent aerator ($40). This represents a "razor and blades" business model that, we believe, will ultimately become the lead offer, providing a superior price/value and driving higher turn and increased retention.

PureWine technology has significant potential for extended application across fermented beverages, including beer, ale, and spirits. Our future plans include developing unique products tailored to these different beverage types.

We are also planning to license our technologies to high-volume wine producers, so they can filter the histamines and reduce the amount of sulfites just prior to bottling.

Consistent with the rapid growth of the digital health market and the growing desire among consumers to reduce additives and preservatives in their diets, PureWine stands to reap the benefits of these transformational consumer behaviors.

Media Mentions









FOX NEWS.com POPSUGAR the gadgeteer bravo

Team Story

PureWine Inc. was founded in 2014 by a father and son team, Dr. David Meadows and his son Derek.

Both father and son suffered from red wine headaches and experienced other side effects such as congestion and skin flush from both red and white wine.

But, like true scientists, they didn't suffer in silence -- they set out to understand the problem and to solve it.

Together, David and Derek spent three years in the laboratory looking for a solution to their own experiences. The Eureka moment, came one day in the lab when David and Derek found the precise "mechanism of action" to selectively remove histamines and sulfites without otherwise significantly changing the chemistry of wine.

"We could see that our filtration was working, but when we tried that big, bold Cab and it tasted just like it does in the tasting room in Napa, we knew we had it," says David.

In 2016, the duo launched the first PureWine product, The Wand™, for a glass of wine, followed in mid-2018 by The Wave™ for a bottle of wine.

Our team members are all wine lovers and we are passionately committed to helping more people enjoy the unique pleasure of wine.

Founders and Officers

PROFILE MENU
David Meadows

DM

CEO

Ph.D in Chemical Engineering, Univ. Michigan

25 years as pharmaceutical executive (Novartis, Alcon, Allergan)

Leader in commercializing OTC products, medical devices, and ophthalmic pharmaceuticals

Holds dozens of U.S. and International Patents

DM

Derek Meadows
CO-FOUNDER AND OPERATIONS LEAD

Majored in geology and earth science.

Co-inventor of PureWine.

Manages supply chain and quality assurance.

Second career: gymnast and acrobat at Cirque du Soleil, Sea World, appeared on American Ninja Warrior (TV).

Derek is currently a full-time contractor.

Key Team Members

TM

Tim Munoz
CMO/ Contractor

GA

Greg Anderson
Head of Sales/Contractor

Notable Advisors & Investors

WH

Wade Hampton
Advisor, Board Member

RS

Ralph Searfoss
Advisor, Board Member

PB

Paul Benziger
Advisor, Board Member

Bob Schnitzius
Advisor, Board Member

Highlights
Overview
Product & Service
The Team
Q&A with Founder
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Financial Discussion
Market Landscape
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❓ FAQs
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Q&A with the Founder

Q: Are all founders currently full-time? If not, please explain who, why, and what the expected timeline is for part-time founders to join full-time.

Purewine:

David Meadows is the only founder who is currently full-time. Derek Meadows will become full-time over the next 6 months. John Meadows will remain part-time.

Q: Are any founders no longer with the company? If yes, please explain.

Purewine: Randy Elia, a designer, is no longer actively involved with the company.

Q: Please detail current and expected post-raise founder salaries?

Purewine: David Meadows is not currently paid. Post-raise he will be paid $7000/month.

Derek Meadows is currently paid $3000/month. Post-raise he will be paid $4000/month.

John Meadows is currently paid $1000/month and it will not change post-raise.

Q: Please detail your IP and patents filed/granted.

Purewine:

We currently have 5 granted patents: 1 US utility patent; 2 US design patents; 1 European design patent; 1 Chinese design patent.

Q: Please detail your barriers to entry.

Purewine:

The PureWine business today is protected by its patent portfolio, its strong retail presence, and its robust e-commerce presence both on Amazon (#1 wine pour product) and our own drinkpurewine.com channel. PureWine products also meet the regulatory requirements of the FDA for Food Contact Products which will serve as an effective barrier against low quality, non-registered product knockoffs.

Q:

Who do you view as your closest competitors and what key factors differentiate yourselves?

Purewine: As far as we know, Ullo is the closest competitive wine filter. Ullo filters sulfites but does not filter histamines, and sells at a much higher price point. StiQit reacts with sulfites by adding hydrogen peroxide to the wine, which can affect the color and taste of wine. There are several other small products in the U.S. and international markets that also use hydrogen peroxide drops to remove sulfites.

Q: Please outline the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations, if applicable.

Purewine:

All PureWine products fall under the U.S. FDA Food Contact regulations, so that all components for The Wand and The Wave must be recognized as "food safe". Also, all of our products are made in facilities that satisfy the required U.S FDA Good Manufacturing Practices regulations.

Q: Please outline your customer acquisition strategy.

Purewine:

We acquire customers in the following ways: 1) by optimizing search so that we can capture unique visitors to our website, to convert them as purchasers or to develop them as a list of prospects for e-mail campaigns; 2) by buying external lists for customer acquisition; 3) by co-promoting with our retail partners, e.g., Total Wine, Bed, Bath & Beyond, et al.; 4) by incenting current users to refer friends.

Q: Please detail your average sales cycle.

Purewine:

The wine category is seasonal, with about 60% of the volume coming in the Fourth Quarter (Oct/Nov/Dec); our sales are closely correlated with wine, so we capture between 50-60% of total annual revenue in Q4. Outside of those months, seasonality is flat, so revenue growth is relatively steady month-to-month from January – September.

Q: Please detail your strategic partnerships and their nature.

Purewine:

We are sold in many large retailers. As we move forward, we will focus on establishing strong affiliate partnerships with wine clubs, social selling organizations, distributors, etc.

Q: Please detail any other relevant metrics, milestones, or traction points.

Purewine:

Going forward, we believe there will be two important growth drivers: 1) trial and repeat of our new, second product, The Wave™, launched in August 2018 (so we now have two product lines, The Wave™ for bottles and The Wand™ for glasses); 2) expansion into Europe and Canada via Amazon and brick & mortar stores (launched in Sept 2018).

Q: Do you have any outstanding debt?

Purewine: Please see the Debt Table (in the Form C). In February 2019, certain loans are due for repayment. Purewine will negotiate to extend some of the loans and others will need to be paid off.

Q: Please detail your strategy to scale post-raise, including your product and business roadmap.

Purewine: The company will expand the marketing of the product to build consumer demand. The company rolled out its second product the Wave in July 2018. The reusable product is expected to launch in mid-2019. With the 3 product lines, the company plan to continue its expansion in North America and the EU. Asia Pacific launch is planned for early 2019/2020. In addition, the company is researching commercial applications of the technology but has not modeled the additional revenue and related cost structures in the current financial plan.

Q: Please describe your typical customer/user profile.

Purewine:

There are two major customer profiles for PureWine: 1) Women 45+ who purchase wine 2x or more/month and who suffer from wine intolerance; 2) Millennials who seek lifestyle benefits, e.g., reduction in side effects that inhibit social activity.

Q: What do you view as your potential exit opportunities.

Purewine: Potential exits include a sell to either a CPG company such as a (diversified wine/spirits company, or a food and beverage company), Health and Wellness Company, Investment Banker, or an IPO.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Bridge
Round size:	US $1,500,000
Minimum investment:	US $1,000
Target Minimum:	US $1,000,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $17,000,000

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Financial Discussion
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Data Room
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Interest rate:	8.0%
Note term:	24 months

Additional Terms

Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Closing conditions:	While Purewine Inc. has set an overall target minimum of US $1,000,000 for the round, Purewine Inc. must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Purewine Inc.'s Form C.
Regulation CF cap:	While Purewine Inc. is offering up to US $1,500,000 worth of securities in its Bridge, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

General Expenses, Patents portfolio, Inventory
Next Gen product R&D, automation
Operations to reduce COGS
Sales & Marketing

If Maximum Amount Is Raised

General Expenses, Patents portfolio, Inventory
Next Gen product R&D, automation
Operations to reduce COGS
Sales & Marketing

Financial Discussion

Operations

PureWine, Inc. ("the Company") is a corporation organized under the laws of Delaware & Texas. The Company is a manufacturer of beverage filtration devices.

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company generated revenue for 2016 & 2017. However, net losses were incurred for both years.

The Reviewed Financial Report describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The company plans to raise $1.5M. A portion of the additional funds will be used to create an adequate reserve in the event of a shortfall in revenue. Additionally, expenses will be carefully monitored and if revenue gaps begin to occur, discretionary marketing & sales expenses will be curtailed. If revenue shortfalls persist, personnel expenses will then be curtailed through headcount reductions. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through October 22, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Notes Payable

In 2016 and 2017, the Company issued various notes payable in exchange for cash for the purpose of funding continuing operations. The notes payable accrue interest at rates of between 6% and 10% per annum and are payable at a future date to be determined by management.

In June of 2018, the Company borrowed funds ("the Note") from a commercial lender for the purpose of funding product development and marketing efforts. The Note is secured by all otherwise unencumbered assets of the Company and is also personally guaranteed by the Company's founder.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $78,627 in cash on hand as of as of August 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

The PureWine business sits at the intersection of three high-growth, high-return market spaces: Wine (+6% CAGR), Health/Wellness (+6% CAGR), Clean/Pure Food & Beverage (+13% CAGR)

By 2022, we expect the awareness of wine intolerance will become widespread, fueled by the growth of personal health profiling and the clean/pure movement, the addressable market for wine filtration is expected to be $670M.

Risks and Disclosures

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. Management has identified the following conditions and events that create an uncertainty about the ability of the Company to continue as a going concern. The Company has generated revenue for 2016 & 2017. However, net losses were incurred for both years. The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The company plans to raise $1.5M. A portion of the additional funds will be used to create an adequate reserve in the event of a shortfall in revenue. Additionally, expenses will be carefully monitored and if revenue gaps begin to occur, discretionary marketing & sales expenses will be curtailed. If revenue shortfalls persist, personnel expenses will then be curtailed through headcount reductions. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through October 22, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its future competitors may include major companies worldwide. The wine accessories market is an emerging industry where new competitors are expected to enter the market. Some of the Company's competitors may have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors could also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project aggressive growth post-raise. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened.

Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Manufacturing or design defects, unanticipated use of their products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to their products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for their products. Personal injuries relating to the use of their products could also result in product liability claims being brought against them. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing their services could lead to injury or other adverse events.

The Company's success is dependent on a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than expected, its growth may slow or stall, and its operating results would be harmed. The market for the product is still evolving, and the Company depends on continued growth of this market.

Our advertising and marketing materials and disclosures have been and continue to be subject to regulatory scrutiny. Potential consumer protection or product liability lawsuits against us could cause us to incur substantial liabilities and limit commercialization of any products that we may develop.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the space. Additionally, the product may be in a market where customers will not have brand loyalty.

Cyclical and seasonal fluctuations in the economy may have an effect on their business. Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect the business. These seasonal trends may cause fluctuations in quarterly results, including fluctuations in revenues.

The Company has a high valuation cap based on its time in the market to date. Since the Company is relatively new to the untested marketplace, Investors may not be adequately compensated for the risk they are taking on when investing in the Company.

The Company has conducted the following transactions with related persons. Please see page 20 of the Offering Memorandum for details.

The Company has outstanding debt, which includes a lien on all assets and all IP. Please see page 14 of the Offering Memorandum for details.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus unpaid accrued interest or the number of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $17,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $17,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount below the $17,000,000 valuation cap, so you should not view the $17,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

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The Crowd Note contains dispute resolution provisions which limit your ability to bring class-action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note through this Offering, you agree to be bound by the dispute resolution provisions found in Section 8 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 52.66% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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NAME	TYPE
› ☐ Pitch Deck and Overview (1 file)	Folder
☐ Public Overview Deck	Document
› ☐ Financials (1 file)	Folder
☐ Financial Summary	Document
› ☐ Fundraising Round (1 file)	Folder
☐ Current Capitalization Table	Document
› ☐ Investor Agreements (1 file)	Folder
☐ Investor Proxy Agreement	Document
› ☐ Miscellaneous (4 files)	Folder
☐ Articles of Incorporation or Certificate of Incorporation	Document
☐ Bylaws	Document

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Escrow Agreement	Document
SI Fee Notice	Document

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Purewine

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Purewine. Once Purewine accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Purewine in exchange for your securities. At that point, you will be a proud owner in Purewine.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Purewine has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates

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(...) plans for next round, current round status, etc.), and (v) any notable press and news.

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How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Purewine does not plan to list these securities on a national exchange or another secondary market. At some point Purewine may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Purewine either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Purewine's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Purewine's Form C. The Form C includes important details about Purewine's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

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EXHIBIT D
Investor Deck

PureWine™
To Your Health

TheWand
PureWine
SAVOR THE WINE
SKIP THE SIDE EFFECTS

TheWave
SAVOR THE WINE
SKIP THE SIDE EFFECTS
ALWAYS ENJOY THE TASTE

PureWine helps alleviate wine intolerance
by filtering some components in wine linked to these common symptoms:

Headaches | Congestion | Skin Flush | Upset Stomach









This presentation contains offering materials prepared solely by PureWine, Inc without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

PureWine

Wine Intolerance is a *big problem hiding in plain sight*

Wine Intolerance

Definition: Occasional or frequent side effects from drinking 1-2 glasses of wine; unrelated to the alcohol (ethanol) content of wine

Some Common Side Effects[1]:

- **Headache** - associated with Red Wine Headache Syndrome (RWHS)
- **Nasal Congestion** - typically a scratchy throat or respiratory discomfort
- **Skin Flush** - commonly occurs on face, neck or chest
- **Upset Stomach** - nausea and reflux

Some causes include[2]:

- Reactions to **Histamines** that are naturally formed during fermentation of grapes
- Reactions to **Sulfite Preservatives** which are normally added in wine to extend shelf-life and prevent oxidation



Estimated number of U.S. Adults 21+ who suffer moderate to frequent side effects from drinking wine

36 million, or 43% of the wine drinking population[3]



This slide is based on scientific literature or management research referenced in slide 13. Further, the 43% is an estimation based on a survey PureWine conducted through a third-party, targeting wine-drinking American women between the age 30-60 with income over $75,000. Note that the PureWine products currently can only reduce Histamines and Sulfites in Wine. It does not filter any other compounds in wine that may cause the above-mentioned side effects. This slide does not represent guarantees of future results, levels of activity, performance or achievements.

The Solution

PureWine

PureWine's patented method reduces both Histamines and Sulfites from Wine[5,6]


The Wand
PureWine


The Wave

The Wand™

Filters a single glass

- Works for all wines that contain Sulfites and Histamines
- Portable, convenient and disposable
- Great for gifting
- #1 Wine Accessory on Amazon

Launched June 2016

The Wave™

Filters a bottle

- Great for home use and entertaining
- Filters and aerates as you pour

Launched August 2018

How PureWine Works


Before
Selective PureWine Filtration
After
Histamines
Sulfites
Tannins and components giving wine distinctive taste, aromas & color

Innovative, Patented Solutions

5 Global Patents, including:

NanoPore™ filtration technology

Selectively filters Histamines and Sulfites, leaving natural wine chemistry unchanged

Results based on independent third-party testing with 14 red wines and 6 white wines with The Wand™ and 6 oz. glass. After 10 minutes of exposure, an average 90% of the histamines were removed, and concurrently the free sulfites were lowered to levels below the 10ppm target (the level above which the warning of "Contains Sulfites" must appear on the wine label). The study confirmed that less than 5% tannins and antioxidants were typically removed. The Company has not yet conducted any third-party testing on The Wave™.

4

Mission and Value Proposition

PureWine


TheWand

Mission

The mission of PureWine is to end the problem of wine intolerance and enable more people to enjoy the unique pleasures and health benefits of wine.

***Wine and Health**: more longevity, better cardio-vascular health, reduced metabolic disease, improved cognition, more sociability*

Value Proposition

PureWine helps alleviate common side effects from drinking wine: headaches, congestion, skin flush and upset stomach, by targeting the components linked to these symptoms.

***Selective filtration**: PureWine works by reducing the 4 kinds of histamines and 2 kinds of sulfites[6] found in wine <u>without</u> significantly changing the taste, aromas or color**



For pure wine enjoyment

Safe, Effective, FDA-compliant**

**Study conducted in 2015 by Florida International University, School of Hospitality and sponsored by PureWine. The Wand was tested in trained and untrained sensory panelists. No significant taste differences were detected between treated and untreated samples of selected Cabernet Sauvignon wines. The paper has not yet been published.*
***All components comply with 21 CFR for Food Contact*

Target Market and Opportunity

PureWine

The U.S. market for wine filtration to address health needs is sizeable[8]



U.S. Annual Wine Purchase (Off Premises)
- **$66 Billion**
- **2.25B bottles**



39% of U.S. Adults 21+ drink wine
Women buy 8 out of 10 bottles of wine



Women 21-59 who buy wine: **33.7 million**
- **Spend $42 Billion**
- **Buy 1.44B bottles**



43% of Women Wine Buyers with Wine Intolerance: **14.5 M**
- **Spend $18 Billion**
- **Buy 619 M bottles**

Wine Filter Market – 2022

$670 Million

Assumptions:
- Target women 20-59 with wine intolerance
- Wine Market CAGR of 6%
- 20% penetration of Wine Filters
- 15% Purchase Frequency for Filters

The PureWine Opportunity

$73M revenue in 5 years
11% Market Share



PureWine sits at the intersection of three growing market spaces

Wine	Health & Wellness	Clean/Pure Food & Bev
+6% CAGR	6% CAGR	+13% CAGR

These market figures represent management's opinions based on third-party research. The PureWine Opportunity reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Revenue and Business Model – 5 Years

PureWine

Projected PureWine Revenue Growth $M



$ in millions

Calendar Year

- 2018 $2
- 2019 $9
- 2020 $24
- 2021 $43
- 2022 $73

Pro forma sales projections assume current round financing

Key Projections and Assumptions

Customer Acquisition Cost: **$25**

Revenue Per Customer: **$ 405/year**

Viral Coefficient: **3x referrals/customer**

Lifetime Value (3 years): **$2,066**

Business Model Highlights

Fast-turning health/wellness product with product differentiation, willingness to pay, and multi-platform distribution

Projected Revenue: 2x and $30/month habitual purchase with wine; also bought for frequent holiday entertaining and gifting **(60% of wine sales in Q4)**

Target Gross Margin: 55% GM, due to significant improvements after manufacturing enhancements and scaling in Q4 2018

Four Potential Growth Drivers

- *Global Expansion*: **Europe, East Asia**

- *Disposable Cartridge*: Razor/blade model; $40.00 permanent aerator top, $4.00 disposable filters

- *B2B Revenue Stream*: **License technology to high volume wine producers,** remove histamines before wine goes in bottle

- *Adjacencies*: **Launch filtration products for beer/IPAs and spirits**

Sources: Revenue Growth and Business Model Highlights, PureWine Financial Projections, Oct 2018; Key Metrics, PureWine Customer Analytics Dashboard, Oct 2018

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Traction and Validation

PureWine

Strong Revenue and Margin Growth

- Revenue goal for **Year Two 2018 is $2.1 million**
- **Q3 2018 revenue up 167% vs. prior year,** heading into peak Q4 selling season
- **Targeting 50% Cost of Goods reduction end of Q4 2018** based on newly completed installation of new automated manufacturing lines

Diversified, Multi-Platform Distribution

PureWine SHOP NOW **25%**

amazon **25%**

50% E-Commerce
Where loyal users shop
(repeat purchase)

50% Brick-and-Mortar
Where wine is sold
(trial and impulse)

High Consumer Loyalty and Repeat

- **80% Satisfaction and 3.4x+ Repeat Rate**
- **#1 New Release in Wine Accessories** in 2017 and **#1 rated Wine Pourer on Amazon** in 2018
- **"OMG!!! I love PureWine.** I literally quit drinking wine – period – until I found YOU!"
- "First time with no red wine headache. Had two glasses of wine, felt great the next day. **My friends and I swear by PureWine."**



Rapid Adoption by Blue Chip Retailers*



Total Wine & More · Albertsons · Liquor Depot · Bed Bath & Beyond · QVC · Vons · The Grommet (Discover What's Next) · Cost Plus World Market · meijer

*Some purchase orders are signed through third-party distributors.

The individuals above were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

8

Road Map

PureWine

There are four significant growth drivers for PureWine



Time
2022 +
2021
2020
2019
5 Year Revenue Growth
$ in millions
100
75
50
25
0
$2
$9
$24
$43
$73
2018
2019
2020
2021
2022
Calendar Year
Pro forma sales projections assume current round financing
Growth Drivers

Wave Launch & Global Expansion
EU, Canada > Asia

Disposable Cartridge
Razor/blades business model

B2B Revenue Stream
License Technology to Wine Producers

Adjacencies
Move into Beer/Ale, Spirits

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Deep experience in health & wellness, entrepreneurship, finance



Inventor and CEO

David Meadows, Co-Founder and CEO

- Ph.D in Chemical Engineering, Univ. Michigan
- 25 years as pharmaceutical executive (Novartis, Alcon, Allergan)
- Leader in commercializing OTC products, medical devices and ophthalmic pharmaceuticals
- Holds dozens of U.S. and International patents



Solution-Driven Scientist

Derek Meadows, Co-Founder and Operations Lead*

- Majored in geology and earth science
- Co-inventor of PureWine
- Manages supply chain and quality assurance
- Second career: gymnast and acrobat at Cirque du Soleil, Sea World, appeared on American Ninja Warrior (TV)



CPG Start-Up Maven

Tim Munoz, Chief Marketing & Revenue Officer*

- Responsible for brand, customer and revenue
- Led a CPG Accelerator in health/wellness space for 7 years (P&G, J&J, GSK, PepsiCo)
- Former Chief Marketing Officer, Legg Mason
- Former VP/Marketing at Comcast and Verizon



Proven Sales Leader

Greg Anderson, Head of Sales*

- Leads global sales to brick-and-mortar retailers
- Also responsible for PW Amazon platform
- Expert in developing customer experiences at point of sale
- Former marketing executive for Red Bull, Nike, Dallas Mavericks

* Currently full-time contractors



Professional Money Manager

Paul Benziger, Board Member

- Managing Director, 1919 Investment Counsel, and CFA
- Manages assets for high net worth individuals, families, institutions
- Formerly at Legg Mason, Deutsche Bank
- Member of Benziger wine family the premier biodynamic winemaker in U.S.



Data & Analytics Expert

Ralph Searfoss, Board Member

- Principal at Iatonna Management
- Former EVP, Epsilon (25-year career)
- Managed CRM programs for Amex, Citi, Visa, Walgreens
- Expert in database marketing and customer loyalty



Health & Wellness Entrepreneur

Wade Hampton, Board Member

- CEO, Baron Minor Group
- Former CCO, TearScience
- Long-time entrepreneur in consumer health and medical devices
- Expertise in rapid commercialization, global sales and distribution



Strategic Planning Anchor

Robert Schnitzius, Board Member

- Principal, Schnitzius Consulting
- Former CFO at Behavioral Health Group and DelSite
- Expertise in M&A, strategic partnerships and alliances
- Trained as CPA

PureWine

PureWine

Competition is at a disadvantage when compared with PureWine in terms of value proposition, efficacy, and patent protection

Small, Fragmented Competition

- Products only remove sulfites, not histamines
- With no impact on histamines, products offer limited treatment of side effects
- Addition of hydrogen peroxide to wine can react with antioxidants causing discoloration & change in taste
- Single product brands

Üllo · WINEMAGIC™ · StiQit LIVE WELL! · SO2GO

The PureWine Difference

- Helps alleviate some of the most common symptoms of wine intolerance
- Absorbs the four kinds of histamines that are major triggers of wine intolerance*
- Targets the two kinds of sulfites added to wine, free and total sulfites*
- Filters without significantly changing the taste, aromas or color of wine*



This slide represents management's opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

**See details on Slide 4 and 5.*

Use of Funds

PureWine

Capital Deployment Plan Overview

Accelerate Launch of Bottle/Cartridge product	**20%**
Invest in Demand Gen, E-Commerce and International Sales	**46%**
Operational & Manufacturing Improvements to Reduce COGS	**20%**
Increase Inventory, Streamline Supply Chain, Expand Patent Portfolio	**14%**


New Product Development
Sales/Marketing
Operations
Other
Use of Capital

This figure reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

References

1   Maintz L., Novak N., *Histamine and histamine intolerance*, Amer. J. of Clin. Nutrition, Vol. 85, No. 5, 2007, pp.1185-96.

2   Smit A.Y., du Toit W.J. and du Toit M., *Biogenic Amines in Wine: Understanding the Headache*, S. Afr. J. Enol. Vitic., Vol. 29, No. 2, 2008, pp. 109-27.
    Konakovsky V, et al, *Levels of histamine and other biogenic amines in high-quality red wine*, Food Additives and Contaminants, Vol. 28, No. 4, pp. 408-16.

3   Wine drinking population based on: U.S. population by age cohort, Statista, July 2017; State of U.S. Wine Market, Wine Market Council, Feb 2016

4   Prevalence of side effects based on: PureWine's Attitudes & Usage Quantitative Study conducted in November 2015 among wine drinkers between the age 30-59

5   Patents #9,670,442 B2, D753,952 S, D753,953 S (U.S.); ZL201630063879.4 (China); 003021096-0001 (EU)

6   Results based on independent third-party testing with 14 red wines and 6 white wines with The Wand™ and 6 oz of wine. After 10 minutes of exposure, an average 90% of the histamines were removed, and concurrently the free sulfites were lowered to levels below the 10ppm target (the level above which the warning of "Contains Sulfites" must appear on the wine bottle label. The study confirmed that less than 5% tannins and antioxidants were typically removed.

7   All components comply with 21 CFR for Food Contact

8   U.S. Annual Wine Consumption, Wines & Vines, October 2018; percentage of U.S. wine buyers who are women, State of U.S. Wine Market, Wine Market Council, Feb 2016; percentage of U.S. adults who suffer moderate to chronic side effects from drinking wine, PureWine Attitudes & Usage Quantitative Study, Nov 2015; U.S. market growth for Wine, Wines & Vines, October 2018; U.S. market growth for Health & Wellness, MedGadget, May 2018; Global market growth for Clean/Pure Food & Beverage, Grand View Research, April 2017.